Exhibit 3.5

CERTIFICATE OF AMENDMENT

OF THE AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

CHINA AGRITECH, INC.

China Agritech, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Company”), does hereby certify:

First: The Board of Directors of the Company (the “Board”), acting by Unanimous Written Consent in accordance with Section 141(f) of the General Corporation Law of the State of Delaware, adopted a resolution authorizing the Company to effect a four (4) to one (1) reverse split of the Common Stock, par value $0.001, whereby every four (4) issued and outstanding shares of the Company’s Common Stock (including each share of treasury stock), shall automatically and without any action on the part of the holder thereof be combined into one (1) fully paid and nonassessable share of Common Stock of the Company (the “Common Stock”) and to file this Certificate of Amendment:

Article FOURTH of the Certificate of Incorporation of the Company is hereby deleted in its entirety and amended and restated as follows:

“The Company is authorized to issue two classes of stock, designated “Common Stock” and “Preferred Stock,” respectively.  The total number of shares that the Company is authorized to issue is 110,000,000 shares, $0.001 par value.  The number of shares of Common Stock that the Company is authorized to issue is 100,000,000 shares, and the number of shares of Preferred Stock that the Company is authorized to issue is 10,000,000 shares.  The Board of Directors of the Company is hereby authorized to provide for the issue of all or any of the remaining shares of the Preferred Stock in one or more series, and to fix the number of shares and to determine or alter, for each such series, such powers, designations, preferences and relative participating, optional or other rights and such qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issue of such series and as may be permitted by the General Corporation Law of the State of Delaware.  Effective ten days from filing of this Certificate of Amendment of the Amended and Restated Certificate of Incorporation, each four (4) outstanding shares of Common Stock shall be reverse split into one (1) share of Common Stock.”

Second: That in lieu of a meeting and vote of stockholders, the holders of a majority in interest of record of the issued and outstanding shares of Common Stock have given Written Consent to said amendment in accordance with the provisions of Section 228 of the General Corporation Law of the State of Delaware.

Third: That the aforesaid amendment was duly adopted in accordance with the applicable provisions of Section 242 of the General Corporation Law of the State of Delaware.
IN WITNESS WHEREOF, said China Agritech, Inc, has caused this certificate to be signed by Yu Chang, its Chief Executive Officer, this 14th day of August 2009.

CHINA AGRITECH, INC.

By:

	By:	/s/ Yu Chang
Name: Yu Chang
Title: President, CEO, Secretary &
Chairman of the Board